Exhibit 99.1

China Zenix Auto International Limited Announces Engagement

of Legal and Financial Advisors to the Special Committee

ZHANGZHOU, China, Aug. 24, 2021 /PRNewswire/ — On August 10, 2021, China Zenix Auto International Limited (OTC: ZXAIY) (the “Company”), one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume, announced that its board of directors had received a non-binding preliminary proposal letter, dated August 9, 2021 (the “Proposal”), from Mr. Jianhui Lai, the Company’s Chairman and Chief Executive Officer, and Newrace Limited, a company incorporated in the British Virgin Islands and wholly owned by Mr. Lai (collectively and together with their respective affiliates, the “Purchasers”), to acquire all the outstanding shares, including shares underlying the American depository shares, not currently beneficially owned by the Purchasers in a going private transaction (the “Proposed Transaction”) and that a special committee comprised of independent and disinterested directors (the “Special Committee”) had been established to evaluate the Proposal.

The Company today announced that the three independent and disinterested directors serving on the Special Committee are Mr. To Wai Suen, Mr. Zhang Xiandai and Mr. Zhang Yichun, with Mr. To Wai Suen serving as the chairman of the Special Committee. The Special Committee has engaged Gibson, Dunn & Crutcher LLP as its U.S. legal advisor and Duff & Phelps, A Kroll Business operating as Kroll, LLC as its financial advisor.

The Company cautions its shareholders and others considering trading in its securities that the Proposal constitutes only a preliminary indication of the Purchasers’ interest and does not constitute any binding commitment with respect to the Proposed Transaction or any other transaction.

No decisions have been made by the Special Committee with respect to the Proposed Transaction. There can be no assurance that any definitive offer relating to the Proposed Transaction will be made by the Purchasers, that any definitive agreement will be executed relating to the Proposed Transaction or any other transaction, or that this or any other transaction will be approved or consummated.

The Company does not undertake any obligation to provide any update with respect to the Proposed Transaction, except as required under applicable law. At this time, no action by the Company’s shareholders is required. Further announcements will be made by the Special Committee when and as appropriate.

About China Zenix Auto International Limited

China Zenix Auto International Limited is one of the largest commercial vehicle wheel manufacturers in China in both the aftermarket and OEM market by sales volume. The Company offers more than 800 series of aluminum wheels, tubed steel wheels, tubeless steel wheels, and off-road steel wheels in the aftermarket and OEM markets in China and internationally. The Company’s products are primarily sold to large PRC commercial vehicle manufacturers and exported to over 54 distributors in more than 24 countries worldwide. With six large, strategically located manufacturing facilities in multiple regions across China, the Company has a designed annual production capacity of approximately 15.5 million units of steel and aluminum wheels as of March 31, 2021. For more information, please visit: www.zenixauto.com/en.

Safe Harbor

The Company may make written or oral forward-looking statements in periodic reports filed with the SEC, annual reports to shareholders, press releases such as this announcement, other written materials furnished to investors, and oral statements made by its officers, directors or employees. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. They can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in the Company’s annual Form 20-F filings with the SEC. The coronavirus outbreak, together with a deterioration of the general economic conditions and the automobile industry triggered by the outbreak in part, has adversely affected the financial position and operating results of the Company. The outbreak’s impact on our supplier and customers, including disruptions and inefficiencies in the supply chain, could be unpredictable.

For more information, please contact

Kevin Theiss

Awaken Advisors

Tel: +1-(212) 521-4050

Email: kevin@awakenlab.com